[LINCOLN LETTERHEAD]

                                                                  LAW DEPARTMENT
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                       1300 SOUTH CLINTON STREET
                                                            FORT WAYNE, IN 46802

                                                               MARY JO ARDINGTON
                                                       ASSOCIATE GENERAL COUNSEL
                                                             Phone: 260-455-3917
                                                               Fax: 260-455-5135
                                                        MaryJo.Ardington@LFG.com

September 4, 2008

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:      The Lincoln National Life Insurance Company
         Lincoln National Variable Annuity Account H (File No. 811-05721) CIK No. 0000847552
         American Legacy III View (File No. 333-61592)
         SEC Accession No. 0000726865-08-000676
         Request for Withdrawal of Post-Effective Amendment No. 22 Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), The Lincoln National Life Insurance Company (the "Company") and Lincoln National Variable Annuity Account H (the "Separate Account") hereby request the withdrawal of the above-referenced post-effective amendment to their registration statement on Form N-4, filed with the Securities and Exchange Commission on July 2, 2008 (the "Amendment"), and any subsequent amendments associated with the Amendment.

The Amendment was filed to introduce a new version of the Guaranteed Income Benefit that offered a different step-up period than the previous version. The Company has since determined not to move forward with this initiative at this time. No securities were sold in connection with the Amendment.

The Amendment has not yet become effective, but will become effective on September 17, 2008 pursuant to Rule 485(b) of the 1933 Act. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

If you have any questions regarding this matter, please contact the undersigned at (260) 455-3917.

Sincerely,

/s/ Mary Jo Ardington

Mary Jo Ardington
Associate General Counsel



Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.